July 3, 1997


The Board of Directors
Integrated Health Services, Inc.
10065 Red Run Boulevard
Owings Mills, MD 21117

Attention:        Brian K. Davidson
                  Executive Vice President

Gentlemen:

We understand that Integrated Health Services, Inc. ("IHS") proposes to offer to acquire Community Care of America, Inc. ("CCAI"), through a tender offer and/or merger for cash, all of the outstanding shares of CCAI Common Stock, par value $.0025 per share (the "CCAI Common Stock"), at a price of $4.00 per share of CCAI Common Stock (the "Proposed Transaction"). You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Proposed Transaction to IHS.

In arriving at our opinion set forth below, we have, among other things:

     o Reviewed certain publicly available business and financial information relating to IHS and CCAI, as well as certain other information, including financial projections and pro forma financial statements for CCAI;

     o Discussed the past and current operations and financial condition and prospects of CCAI with certain members of the senior management of CCAI and IHS;

     o Reviewed a confidential memorandum, dated Spring 1997, regarding CCAI prepared by Smith Barney Inc.;


     o Reviewed an IHS 1997 and 1998 projected accretion/(dilution) analysis in connection with the Proposed Transaction, prepared by IHS;

     o Reviewed an IHS/CCAI pro forma balance sheet as of March 31, 1997, prepared by IHS;

     o Reviewed a 1997 and 1998 projected IHS income statement, prepared by IHS;

     o Reviewed an analysis of CCAI facilities held for sale (the "Facilities Held For Sale"), prepared by IHS;

     o  Reviewed an analysis of IHS rural facilities, prepared by IHS;

     o Reviewed CCAI individual facility financial and census data for the quarter ended March 31, 1997;

     o Reviewed an analysis of IHS/CCAI insurance synergies, prepared by the management of IHS;

     o Reviewed an analysis of IHS/CCAI rehabilitation therapy synergies, prepared by IHS; and

     o  Reviewed  an  analysis  of  administrative  cost  reduction   synergies,
        prepared by IHS.

The Board of Directors
Integrated Health Services, Inc.
10065 Red Run Boulevard
Owings Mills, MD 21117
July 3, 1997
Page 2

We also have considered such other information, financial studies and analyses, investigations and financial, economic, market and trading criteria which we deemed relevant, including our knowledge of the long-term care industry as well as our experience in connection with similar transactions and securities valuation generally.

We have assumed and relied upon the accuracy and completeness of the information which we have reviewed for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information or for independent evaluation or appraisal of the assets or liabilities of CCAI. With respect to the financial projections of CCAI and IHS, we have assumed that they have been prepared on bases reflecting the best currently available estimates and judgments of the management of the CCAI and IHS, as the case may be, as to the future performance of such entities, and we express no opinion with respect to such forecasts or the assumptions on which they are based. In addition, we have assumed that the Facilities Held For Sale will be disposed of at a price, or in a manner, that is consistent with IHS' estimates and does not have a material adverse impact on the net equity value of CCAI. We have also assumed that IHS would complete the Proposed Transaction in accordance with terms and conditions, and upon definitive documents, that are standard and customary for similar transactions. Furthermore, we have noted that: (i) Dr. Robert N. Elkins, Chairman and Chief Executive Officer of IHS, is a director of CCAI and owns approximately 1.7 million share of CCAI Common Stock at the date hereof (which represents approximately 23% of the shares of CCAI Common Stock outstanding);
(ii) John L. Silverman, a director of IHS and executive officer of an IHS subsidiary, is a director and shareholder of CCAI; (iii) Lawrence P. Cirka, a director and executive officer of IHS, is a shareholder of CCAI; and (iv) Timothy F. Nicholson, a director of IHS, is a shareholder of CCAI.

Our opinion is necessarily based upon the business, market economic and other conditions as they exist on, and can be evaluated as of, the date of this letter and does not address IHS's underlying business decision to enter into the Proposed Transaction or constitute a recommendation to the Board of Directors of IHS.

Shattuck Hammond has provided certain investment banking services to IHS in the past and received customary compensation. As part of these services, we previously rendered an opinion to the Special Committee of the Board of Directors of IHS in connection with a revolving line of credit and other related transactions between IHS and CCAI.

It is understood that this letter is for the information of the Board of Directors of IHS and may not be used for any other purpose without prior written consent, except that this opinion may be included in any filing which IHS makes with the Securities and Exchange Commission with respect to the Proposed Transaction.

Based upon the foregoing, it is our opinion that, as of the date of this letter, the Proposed Transaction is fair, from a financial point of view, to IHS.

                                            Very truly yours,



                                            Shattuck Hammond Partners Inc.